# Camppedia Inc,

## STATEMENT OF CASH FLOWS

### January - December 2018

|  | TOTAL |
|---|---|
| OPERATING ACTIVITIES |  |
| Net Income | -4,561.20 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: |  |
| **Net cash provided by operating activities** | **$ -4,561.20** |
| FINANCING ACTIVITIES |  |
| 29100 Amounts Payable - Tudor I. Palaghita | 4,261.20 |
| 29200 Amounts Payable - Ana R. Palaghita | 300.00 |
| **Net cash provided by financing activities** | **$4,561.20** |
| NET CASH INCREASE FOR PERIOD | **$0.00** |
| CASH AT END OF PERIOD | **$0.00** |